Corporate Contact:
Salvatore J. Ternullo
Co-CEO, OceanPal Inc.
Email: info@oceanpal.com
Website: www.oceanpal.com

OCEANPAL INC. REPORTS FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2025, AND INTRODUCES 2026 GUIDANCE
ATHENS, GREECE, March 26, 2026 – OceanPal Inc. (NASDAQ: SVRN) (the “Company” or “OP”), a global shipping company and digital asset treasury operator, today announced its financial results for the fiscal year ended December 31, 2025, alongside financial guidance for the fiscal year 2026. 2025 represented a defining milestone in the Company's evolution. During the year, OceanPal established SovereignAI Services LLC, a wholly-owned subsidiary through which the Company became the first publicly traded corporate treasury vehicle with exposure to NEAR Protocol. Since launching its new business, OceanPal has welcomed Richard Muirhead, Peter Marton, and James Gereghty to its board of directors, each contributing specialized knowledge in digital assets and regulatory affairs to bolster the Company's governance framework and oversight of its digital asset activities, which, coupled with the four remaining OceanPal directors, gives the Company a good balance of shipping and crypto expertise.
2025 Financial Highlights

($ in Millions USD)
	2025 (unaudited)	2024	Change
Vessel Revenues	$13.4	$25.7	$(12.3)
Staking Reward Income¹	$0.7	—	N/A
Total Revenue and Other Income	$14.1	$25.7	$(11.6)
Operating Loss	$(31.4)	$(18.0)	$(13.4)
Net Loss	$(65.2)	$(17.9)	$(47.3)
Net Loss attributable to Common Stockholders	$(70.0)	$(19.7)	$(50.3)
AVERAGE DAILY RESULTS (in USD)
Time charter equivalent (TCE) rate[2]	$9,123	$12,184	$(3,061)
Daily vessel operating expenses[3]	$5,987	$6,568	$(581)

Balance Sheet Highlights

($ in Millions USD)
	Dec 31, 2025 (unaudited)	Dec 31, 2024	Change
Cash and Cash Equivalents	$33.2	$7.2	+$26.0
Digital Assets at Fair Value	$77.5	—	N/A
Vessels, net	$40.8	$71.3	$(30.5)
Total Assets	$165.5	$89.5	+$76.0
Total Liabilities	$8.9	$5.1	+$3.8
Total Stockholders’ Equity	$156.6	$84.4	+$72.2

(See financial tables attached)

2026 Financial Guidance

($ in Millions USD, except for NEAR’s token price)
SHIPPING SEGMENT
Vessel Revenue[8]	$13.0 - $14.0
Shipping Operating Costs[9]	$(11.5) - $(12.5)
Shipping EBITDA	$1.5 - $2.5

SOVEREIGNAI SEGMENT	Current Spot[5]	2025 Avg. Price[6]	2025 High Price[7]
NEAR Price Assumption	$1.30	$2.73	$6.23
Staking Revenue[10]	$3.6	$7.6	$17.1
SovereignAI Opex[11]	$(3.1)	$(3.1)	$(3.1)
SovereignAI EBITDA	$0.5	$4.5	$14.0

CONSOLIDATED	$1.30 NEAR	$2.73 NEAR	$6.23 NEAR
Total Revenue	$16.6 - $17.6	$20.5 - $21.5	$30.1 - $31.1
Corporate G&A12	$(2.1)	$(2.1)	$(2.1)
Adjusted EBITDA[4]	$(1.1) - $0.9	$2.9 - $4.9	$12.4 - $14.4

Key Fundamentals:
•	Total assets of $165.5 million, including $77.5 million in NEAR Protocol digital assets and $33.2 million in cash and cash equivalents.
•
Approximately 51.3 million NEAR tokens are held on the balance sheet (in addition to 2.85 million NEAR tokens reported as collateral receivable for derivatives positions), generating a 5.0% target annualized yield—producing approximately 2.75 million NEAR tokens per year in protocol rewards.

•
Both operating segments are projected to be EBITDA-positive during 2026: shipping segment generating $1.5–$2.5 million in EBITDA, and SovereignAI is self-funding with staking income exceeding subsidiary operating costs across all guidance scenarios.

•	Approximately three years of operating capital on hand; ability to fund operations from revenue without liquidating digital asset holdings.
•	First publicly traded NEAR Protocol treasury company, providing institutional-grade exposure to the NEAR ecosystem through a regulated public vehicle.
•	Three-vessel fleet operating with no scheduled drydockings in 2026, materially lower vessel operating expenses versus FY 2025.
•	Total stockholders’ equity of $156.6 million.
¹ SovereignAI Services LLC was formed on October 26, 2025; staking reward income reflects approximately two months of operations.
2 Time charter equivalent rates, or TCE rates, are defined as time charter and voyage revenues, less voyage expenses during a period divided by the number of available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters or time charters) under which the vessels may be employed between the periods, and assist Company’s management to assess its fleet’s financial and operational performance.
3 Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.
4 Adjusted EBITDA is a non-GAAP measure defined as net income (loss) excluding depreciation and amortization, interest expense, income taxes, unrealized gains and losses on digital assets and derivatives, impairment charges, promote fees, and other non-cash or non-recurring items. See reconciliation in financial tables.
5 Assumes NEAR token price of $1.30 (approximate current spot price based on Coinbase NEAR/USD).
6 Assumes NEAR token price of $2.73 (approximate 2025 average price based on Coinbase NEAR/USD).
7 Assumes NEAR token price of $6.23 (approximate 2025 52-week high based on Coinbase NEAR/USD).
8 Vessel revenue assuming no changes in the Company’s current fleet (M/V Calipso, M/V Melia, and M/V Zeze Start).
9 Shipping operating costs include vessel OPEX (Daily OPEX budgeted at an average rate of approximately $6,400 vessel per day. No drydockings are scheduled in 2026), voyage expenses/commissions (~$1.0 million), management fees (~$3.1 million), and maritime G&A (~$0.8 million). Excludes depreciation.
10 Staking revenue assumes a target annualized yield of 5.0% on approximately 51.3 million NEAR tokens staked, generating approximately 2.75 million NEAR tokens per year in staking rewards, valued at the applicable NEAR token price assumption for each scenario.
11 SovereignAI Services LLC operating expenses projected at a target average monthly burn rate of $258 thousand ($3.1M annualized), encompassing compensation, custody and staking fees, technology infrastructure, and general administrative costs for the subsidiary.
12 Corporate G&A represents parent-level general and administrative expenses, which include stock exchange listing and related fees, audit fees, legal fees and board compensation. All other corporate overhead is allocated to the respective operating segments.
Management Commentary

“2025 was the most consequential year in our Company’s history,” said Sal Ternullo, Co-CEO. “We executed a strategic transformation that fundamentally repositioned the business from a pure-play shipping company into a diversified operating platform with two distinct, complementary revenue engines. The formation of SovereignAI Services LLC together with the completion of our PIPE transaction in the fourth quarter, marked our emergence as the first publicly traded company with exposure to NEAR Protocol, with holdings of approximately 51.3 million NEAR tokens held on balance sheet (in addition to 2.85 million NEAR tokens reported as collateral receivable for derivatives positions) alongside our maritime fleet. Our reported net loss of $65.2 million reflects non-cash, unrealized fair value adjustments on our digital asset holdings and one-time transaction costs and legal fees associated with the PIPE financing, rather than a deterioration in our core operations. Across both business segments, the underlying business generated meaningful operational progress”.
“We streamlined our fleet from five vessels to three, divesting one older Capesize vessel and one Panamax vessel, reducing the average age of our fleet while eliminating near-term drydocking obligations”, said Robert Perri, Co-CEO. “The remaining three-vessel fleet—two Panamax drybulk carriers and one MR2 product tanker—are well positioned to take advantage of the current disruptions in the shipping market”.
"Our strategy for growing enterprise value is clear: to compound long-term value through NEAR token accumulation and staking yield, while sustaining a stable, cash-generative maritime operation. With total stockholders' equity of $156.6 million, we believe our balance sheet reflects a material disconnect relative to our current market capitalization — one that we do not believe the market has fully recognized. We are firmly committed to closing that gap through disciplined execution and transparent, ongoing communication with our shareholders", Mr. Ternullo continued.
Recent Developments

On October 29, 2025, the Company entered into a Sales Agreement (the “Sales Agreement”) with Clear Street LLC (“Clear Street”) and Cohen & Company Capital Markets, a division of Cohen & Company  (“Cohen & Co.) (each, an “Agent,” and, together, the “Agents”), as co-sales agents, pursuant to which the Company may offer and sell shares of the Company’s common shares, from time to time having an aggregate sales price of up to $20,127,131 (the “ATM Program”). During the fourth quarter of 2025, no sales were made under the Sales Agreement. Subsequent to December 31, 2025, the Company sold an aggregate of 3,216,819 shares under the ATM Program for gross proceeds of approximately $2,166,058.22. As of March 26, 2026, approximately $17.9 million remains available for sale under the ATM Program.

On December 1, 2025, the Board of Directors authorized a share buy-back program (the “Share Buy-Back Program”), with Clear Street LLC (“Clear Street”) acting as Agent, for up to $10 million of SVRN’s outstanding common shares.  During the fourth quarter of 2025, a total of 316,717 shares were repurchased and in the first quarter of 2026 a total of 385,862 shares were repurchased. As of March 26, 2026, approximately $9.2 million remains available for repurchase under the share repurchase program.

Strategic Overview

Maritime Operations – Fleet Optimization
During 2025, the Company executed a targeted fleet rationalization program, divesting two vessels: the M/V Salt Lake City, a 2005-built Capesize bulk carrier, and the M/V Protefs, a 2004-built Panamax bulk carrier sold and delivered to their new owners in the first and second quarter of 2025, respectively. Combined, these transactions generated net proceeds of approximately $22.4 million, while reducing the average age of the fleet and lowering future capital expenditure. The Company's current fleet comprises of two Panamax bulk carriers — the M/V Calipso and M/V Melia — and one MR2 product tanker, the M/V Zeze Start, providing diversified commercial exposure across the dry bulk and product tanker markets.
Vessel revenues for fiscal year 2025 totaled $13.4 million, compared to $25.7 million in the prior year, reflecting the reduced fleet size following the dispositions and a mixed rate environment across the dry and tanker segments. Looking ahead to 2026, the Company projects the three-vessel fleet to generate approximately $13.0 million to $14.0 million in gross vessel revenues, with total shipping operating costs in the range of $11.5 million to $12.5 million, excluding depreciation, yielding positive shipping EBITDA of between $1.5 million and $2.5 million. Average daily vessel operating expenses are budgeted at approximately $6,400, materially below 2025 levels. Notably, no drydockings are scheduled for 2026, eliminating significant costs and off-hire exposure that weighed on the prior year's results.
SovereignAI Services LLC – NEAR Protocol Treasury
In October 2025, the Company established SovereignAI Services LLC as a wholly-owned subsidiary to implement its NEAR Protocol digital asset treasury strategy. As of December 31, 2025, SovereignAI held total assets of approximately $85.5 million, including $77.5 million in digital assets at fair value, $3.7 million in collateral receivable (net of a $0.6 million allowance for credit losses), and $3.0 million in cash. During its initial two-month operating period, the subsidiary generated $0.7 million in staking reward income, demonstrating the yield-generating capacity of the NEAR treasury model.
The Company’s holdings of approximately 51.3 million NEAR tokens held on balance sheet (in addition to 2.85 million NEAR tokens reported as collateral receivable for derivatives positions) generate a target of 5.0% annualized yield, which translates to approximately $3.6 million in annualized revenue at current NEAR token prices, with direct upside exposure to NEAR token price appreciation. SovereignAI is expected to operate at a target burn rate of $3.1million annualized), encompassing compensation, custody fees, technology infrastructure, and general administrative costs. Under all current guidance scenarios, subsidiary revenues are projected to exceed operating costs.
About the Company

OceanPal Inc. (NASDAQ: SVRN) is a diversified operating company that combines global shipping transportation services with a digital asset treasury strategy anchored in the NEAR Protocol blockchain. Through its wholly-owned subsidiary SovereignAI Services LLC, the Company operates the first publicly traded NEAR Protocol treasury, accumulating NEAR tokens, generating yield through institutional staking, and offering investors regulated public market exposure to the NEAR ecosystem. The Company’s maritime division owns and operates a fleet of three vessels - two Panamax dry bulk carriers and one MR2 product tanker - engaged in the seaborne transportation of bulk commodities including iron ore, coal, and grain, as well as refined petroleum products. OceanPal is focused on compounding long-term shareholder value through disciplined capital allocation across both business segments.
Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, the highly volatile nature of the price of NEAR Protocol tokens and other digital assets, changes in demand for dry bulk and petroleum products shipping capacity, changes in the Company’s operating expenses, changes in governmental rules and regulations or actions taken by regulatory authorities with respect to both maritime and digital asset activities, significant legal, commercial, regulatory and technical uncertainty regarding digital assets generally, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires, and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

OCEANPAL INC.
FINANCIAL TABLES
Expressed in Millions of U.S. Dollars, rounded to the nearest tenth, except for share and per share data
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
	2025 (Unaudited)	2024
REVENUES AND OTHER INCOME:
Vessel revenues	$ 13.4	$ 25.7
Staking reward income	0.7	—

EXPENSES:
Voyage expenses	1.9	3.7
Vessel operating expenses	7.8	12.5
Depreciation and amortization	5.8	7.2
General and administrative expenses	10.4	6.2
Management fees	1.2	1.3
Promote fees	15.0	—
Support agreement costs	—	6.8
Impairment loss	—	6.1
Loss on sale of vessels	3.4	0.0
Other operating income	-	(0.1)
Operating loss	$ (31.4)	$ (18.0)

OTHER INCOME (EXPENSES):
Unrealized loss on digital assets	(26.0)	—
Realized loss on digital assets	(1.6)	—
Unrealized loss on digital assets receivable	(0.1)	—
Net loss on derivative instruments	(0.4)	—
Provision for credit losses on collateral	(0.6)	—
Change in fair value of warrant liability	(4.2)	—
Interest and finance costs	(1.6)	(0.1)
Interest income	0.7	0.3
Loss on equity method investment	(0.1)	(0.1)
Other income	0.1	0.0
Net loss and comprehensive loss	$ (65.2)	$ (17.9)

Less: Deemed dividend upon redemption of Series D preferred stock	(2.3)	-
Less: Dividends on Series C preferred stock	(0.9)	(0.7)
Less: Dividends on Series D preferred stock	(1.6)	(1.2)
Net loss attributed to common stockholders	$ (70.0)	$ (19.7)

Loss per common share, basic and diluted*	$(9.09)	$(66)
Weighted average number of common shares, basic*	7,701,226	298,605
*2024 figures as adjusted to reflect the one-for-twenty five reverse stock split effected on August 25, 2025

CONDENSED CONSOLIDATED BALANCE SHEET DATA
($ in Millions USD)
	Dec 31, 2025 (unaudited)	Dec 31,2024**
ASSETS
Cash and cash equivalents	$ 33.2	$ 7.2
Digital assets at fair value	77.5	—
Collateral receivable, net of allowance	3.7	—
Other current assets	4.4	6.9
Vessels, net	40.8	71.3
Other non-current assets	5.9	4.1
Total assets	$ 165.5	$ 89.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Total liabilities	$ 8.9	$ 5.1
Total stockholders’ equity	156.6	84.4
Total liabilities and stockholders’ equity	$ 165.5	$ 89.5
** The balance sheet data for December 31, 2024 have been derived from the audited consolidated financial statements at that date.